OMB APPROVAL

OMB Number:	3235-0145
Expires:	December 31, 2005
Estimated average burden hours per response	11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __________)*

B&G FOODS HOLDINGS CORP.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

05508R 20 5

(CUSIP Number)

October 14, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (12-02)

CUSIP No. 05508R 20 5	13 G	Page 2 of 6 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). The Northwestern Mutual Life Insurance Company 39-0509570

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)   ☐

     (b)   ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Wisconsin

	5.	Sole Voting Power

		0
Number of	6.	Shared Voting Power
Shares
Beneficially		2,050,000
Owned by Each	7.	Sole Dispositive Power
Reporting
Person		0
With:	8.	Shared Dispositive Power

		2,050,000
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,050,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) N/A

11.	Percent of Class Represented by Amount In Row (9) 10.3%

12.	Type of Reporting Person (See Instructions) IC

Item 1

(a)	Name of Issuer: B&G Foods Holdings Corp.

(b)	Address of Issuer’s Principal Executive Offices: Four Gatehall Drive, Suite 110, Parsippany, NJ 07054

Item 2

(a)	Name of Person Filing: The Northwestern Mutual Life Insurance Company

(b)	Address of Principal Business Office: 720 East Wisconsin Avenue, Milwaukee, Wisconsin 53202

(c)	Citizenship or Place of Organization: Wisconsin

(d)	Title of Class of Securities: Class A Common Stock

(e)	CUSIP Number: 05508R 20 5

Item 3	If this statement is filed pursuant to Sections 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or Dealer registered under Section 15 of the Act

(b)	☐ Bank as defined in section 3(a)(6) of the Act

(c)	☒ Insurance company as defined in section 3(a)(19) of the Act

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940

(e)	☐ An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E)

(f)	☐ An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F)

(g)	☐ A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G)

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940

(j)	☐ Group, in accordance with section 240.13d-1(b)(1)(ii)(J)

Item 4     Ownership

     (a) Amount Beneficially Owned: 2,050,000 shares. Of such amount, 1,666,667 shares are owned directly by The Northwestern Mutual Life Insurance Company (“Northwestern Mutual”). Northwestern Mutual may be deemed to be the indirect beneficial owner of the balance of such shares as follows: (i) 7,750 shares are owned by the Asset Allocation Portfolio, and 125,246 shares are owned by the High Yield Bond Portfolio of Northwestern Mutual Series Fund, Inc. (“Series Fund”), an affiliate of Northwestern Mutual and a registered investment company; (ii) 150,665 shares are owned by The Northwestern Mutual Life Insurance Company Group Annuity Separate Account (“GASA”); and (iii) 8,378 shares are owned by the Asset Allocation Fund, and 91,294 shares are owned by the High Yield Bond Fund of Mason Street Funds, Inc. (“Mason Street Funds”), an affiliate of Northwestern Mutual and a registered investment company. Mason Street Advisors, LLC, a wholly owned company of Northwestern Mutual and a registered investment advisor, serves as an investment advisor to Northwestern Mutual, Series Fund, GASA, and Mason Street Funds, and it shares voting and investment power with respect to all of the aforementioned holdings other than 1,000,000 shares owned directly by Northwestern Mutual and 50,000 shares owned by GASA. Mason Street Advisors, LLC’s principal place of business is 720 East Wisconsin Avenue, Milwaukee, Wisconsin, 53202. It is organized under Delaware law. Northwestern Investment Management Company, LLC, a wholly owned company of Northwestern Mutual, also serves as an investment advisor to Northwestern Mutual and GASA and it shares voting and investment power with respect to 1,000,000 shares owned directly by Northwestern Mutual and 50,000 shares owned by GASA. Northwestern Investment Management Company, LLC’s principal place of business is 720 East Wisconsin Avenue, Milwaukee, Wisconsin, 53202. It is organized under Delaware law.

(b)	Percent of Class: 10.3%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 2,050,000

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 2,050,000

Item 5	Ownership of Five Percent or Less of a Class

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6	Ownership of More than Five Percent on Behalf of Another Person: N/A

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person: N/A

Item 8	Identification and Classification of Members of the Group: N/A

Item 9	Notice of Dissolution of Group: N/A

Item 10	Certification

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 4, 2004

THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY
By:	/s/ Carol L. Kracht
Carol L. Kracht
Vice President and Investment Counsel-Securities